FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Annual and Extraordinary General Shareholders’ Meeting held on April 27, 2022 (“ASM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th of Article 21-W of CVM Instruction No. 481/09 and Article 21, XIII of CVM Instruction No. 480/09, as amended, announces to its shareholders and the market the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the ASM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, April 27, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SCHEDULE

Final synthetic voting map

Annual General Meeting (AGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	132,251,948
		Reject	1,021
		Abstain	5,891,780
2	Proposal for allocation of the net profit for the fiscal year ended December 31, 2021, as detailed in the Management Proposal, in the following terms: (i) BRL 40,116,342.72 to the Legal Reserve; (ii) BRL 437,737,929.80 for the Tax Incentive Reserve; (iii) BRL 81,118,145.49 for the payment of interest on equity, on behalf of the mandatory minimum dividend (of which BRL 95,433,112.34 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iv) BRL 229,039,469.62 to the Expansion Reserve account.	Approve	134,472,761
		Reject	4,105
		Abstain	3,667,883
3	Resolve on the determination of nine (9) members for the term of office of the Board of Directors. Election of the Board of Directors by single group of candidates Controlling Shareholder: Jean-Charles Henri Naouri Arnaud Daniel Charles Walter Joachim Strasser Ronaldo Iabrudi dos Santos Pereira Christophe José Hidalgo Hervé Daudin Rafael Sirotsky Russowsky Luiz Augusto de Castro Neves Eleazar de Carvalho Filho Renan Bergmann	Approve	116,833,394
		Reject	13,641,484
		Abstain	7,669,871

4	Nomination of candidates for chairman of the Board of Directors Jean-Charles Henri Naouri	Approve	112,655,374
		Reject	16,812,917
		Abstain	8,874,166
5	Nomination of candidates for vice-chairman of the Board of Directors Arnaud Daniel Charles Walter Joachim Strasser	Approve	112,252,466
		Reject	17,018,117
		Abstain	8,874,166
6	Nomination of candidates for vice-chairman of the Board of Directors Ronaldo Iabrudi dos Santos Pereira	Approve	112,252,466
		Reject	17,018,117
		Abstain	8,874,166
7	Determination of the annual global compensation for the members of the (i) Company’s management and (ii) Company’s fiscal council (if the Shareholders request its installation), for the fiscal year 2022, in the terms of the Management Proposal, in the amount of up to BRL 97,025,083.12, being up to BRL 50,149,592.45 to the Board of Officers, up to BRL 46,443,490.67 to the Board of Directors and up to BRL 432,000.00 to the Fiscal Council.	Approve	117,115,519
		Reject	17,341,458
		Abstain	3,687,772
8	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2022?	Yes	10,836,974
		No	5,083,239
		Abstain	1,200,000
9	Nomination of candidates to the Fiscal Council by minority shareholders with voting rights. Doris Beatriz França Wilhelm / Michelle Squeff	Approve	13,836,319
		Reject	1,200,000
		Abstain	197,708
10	Nomination of candidates to the Fiscal Council appointed by the controlling shareholder Eric Aversari Martins, Líbano Miranda Barroso, Marcelo Amorim and João Paulo Seibel Faria	Approve	101,181,253
		Reject	0
		Abstain	0

Final synthetic voting map

Extraordinary General Meeting (EGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the Management Proposal for the reallocation of part of the amount of one billion, eight hundred and forty-three million, nine hundred and thirty-four thousand, four hundred and twenty-six reais and fifty-six centavos (BRL 1,843,934,426.56) granted to the Company in the years from 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company provided in the By-laws, to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976.	Approve	154,856,379
		Reject	4,606
		Abstain	2,811,579
2	Rerratification of the Board of Executive Officers’ annual compensation for the fiscal year ended December 31, 2021, of twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-three centavos (R$ 25,031,584.53(, as approved at the Company’s Annual Shareholders Meeting held on April 28, 2021, to twenty-eight million, two hundred and twelve thousand, forty-eight reais and fifty-nine centavos (R$ 28,212,048.59), due to the inflows and outflows of its members throughout 2021.	Approve	148,860,907
		Reject	5,128,143
		Abstain	3,683,514

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.